June 19, 2017

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chino Commercial Bancorp
Offering Statement on Form 1-A
Filed April 14, 2017
File No. 024-10693

Dear Ms. Martin:

Pursuant to Rule 252 of Regulation A, Chino Commercial Bancorp (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A be qualified on June 21, 2017 at 5:00 p.m. Eastern Time.

We have confirmed with the State of California that it is prepared to qualify the offering.

In connection with the foregoing request for accelerated qualification, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Erin E. Martin, Esq.

U.S. Securities and Exchange Commission

June 19, 2017

Should you have any questions concerning this request, please contact Nikki Wolontis at (818) 631-2224 or by email at nikkiwo@nikkiwo.com. In addition, please notify Ms. Wolontis when this request for acceleration has been granted. Thank you once again for your cooperation and assistance.

Sincerely, /s/ Dann H. Bowman Dann H. Bowman President and Chief Executive Officer

cc:       Nikki Wolontis, Esq.